UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

MAGIC LANTERN GROUP, INC.
(formerly, JKC Group, Inc.)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55914106
(CUSIP Number)

Joseph P. Galda, Esq.
Hodgson Russ LLP
150 King Street West, P.O. Box 30, Suite 2309
Toronto, Ontario M5H 1J9
(416) 595-2675
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §𨵈.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
ZI CORPORATION			I.R.S. No. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) __________
(b) __________
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER:	29,750,000
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	29,750,000
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,750,000 shares of common stock of Magic Lantern Group, Inc.
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45%
14.	Type of Reporting Person (See Instructions): Corporation (CO)

ITEM 1.  SECURITY AND ISSUER.

            The class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of Magic Lantern Group, Inc., formerly known as JKC Group, Inc., and also formerly known as Stage II Apparel Corp., a New York corporation (the "Issuer"), whose principal executive office is located at 1385 Broadway Avenue, 24th Floor, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

            This statement is filed by Zi Corporation, the Reporting Person for the purpose of this filing. The Reporting Person is a corporation incorporated under the laws of the province of Alberta, Canada on December 4, 1987, and is a market-driven technology company in the business of delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The Reporting Person's principal office is located at Suite 2100, 840-7th Avenue, S.W., Calgary, Alberta T2P 3G2. During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers or members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

            The Reporting Person received the shares reported herein pursuant to a Stock Purchase Agreement dated August 2, 2002, as amended, by and among the Issuer, JKC Group Alberta Ltd., an Alberta corporation, and the Reporting Person, whereby the Issuer acquired control of the Magic Lantern group of companies. Under the terms of the Agreement, the Issuer acquired Magic Vision Media Inc., Magic Vision's 100% interest in Magic Lantern Communications Ltd., and Magic Lantern's 100% interest in Tutor Buddy Inc. and 75% interest in Sonoptic Technologies Inc., collectively referred to as the Lantern Group, through the purchase of all the issued and outstanding capital stock of Magic Vision. In consideration for the Magic Vision shares, the Issuer issued and delivered to the Reporting Person, at closing, 29,750,000 shares of common stock of the Issuer and a three year promissory note in the amount of $3,000,000.

            The consideration received by the Reporting Person, as a result of the transaction described in this Section 3, may be adjusted based on the revenue performance of the Lantern Group during the first twelve months following the close of the transaction, which occurred on November 7, 2002. If operations of the Lantern Group during this period generate total revenues exceeding $12,222,500 and earnings before interest, taxes, depreciation and amortization exceeding $3,000,000, the Reporting Person will be entitled to additional consideration equal to 50% percent of the Lantern Group's revenues generated in excess of $12,222,500 during the twelve month period following the close, up to a maximum adjustment of $2,930,000. Any such entitlement will be payable partly in cash and partly in common stock of the Issuer.

            Based on this allocation, the Reporting Person may be entitled to a maximum of 3,000,000 additional shares of the Issuer, which would increase its interest in the Issuer to 47.4% based on total shares outstanding on November 7, 2002. Alternatively, if Lantern Group revenues during the 12 month period following closing are less than $5,000,000, the Issuer will be entitled to offset the amount of the shortfall, up to a maximum of $1,000,000, against the principal amount of the outstanding note payable to the Reporting Person by the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

            On August 2, 2002 the Reporting Person and the Issuer entered into a definitive agreement for the Reporting Person's sale of the Lantern Group to the Issuer.

            Under the agreement, the Reporting Person received a 45% equity interest in the Issuer and a three year promissory note of the Issuer in the amount of $3,000,000. Both the stock and cash considerations are subject to adjustment based on the Lantern Group's performance during the first 12 months following closing as described in Section 3 herein.

            The purpose of the transaction was for the Reporting Person to enhance the growth of the Magic Lantern business by divesting the business to a separate public company that will concentrate on expanding the Magic Lantern business, retaining a meaningful equity position and strategic role while relinquishing operational and financial responsibility, thus permitting the Reporting Person to increase its focus on its technology.

            In connection with the transaction, the size of the Issuer's Board was increased to add three additional seats, which were filled by designees of the Reporting Person (Michael Lobsinger, Michael Mackenzie and Howard Balloch). In addition, the following officers of the Magic Lantern Group were elected to the offices set forth opposite their name:

Harvey Gordon	Chief Executive Officer
Dale Kearns	Interim Chief Financial Officer
George Wright	Chief Architect

            Unrelated to the transaction, shortly before the closing, Kathryn E. Braithwaite, a director of the Issuer, resigned. Prior to the closing, the Issuer's Board selected Pierre Arbour to the vacancy created. The Corporate Governance Committee intends to seek an additional independent director as soon as reasonably possible.

            Under the Purchase Agreement, the Issuer has agreed to submit to its stockholders a proposal to change the jurisdiction of incorporation of the Issuer from New York to Delaware.

            Except as set forth above, the Reporting Person does not have any plans or proposals that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            As a result of the transaction referenced in Item 4, the Reporting Person beneficially owns 29,750,000 shares of common stock of the Issuer, subject to future adjustment as described in Item 3 hereof, as to which it may be deemed to have sole voting and sole dispositive power. These shares constitute 45% of the currently outstanding common stock of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

            In connection with the transaction, the Issuer agreed to register under the Securities Act of 1933, as amended, the resale of the shares of the Issuer acquired by the Reporting Person.  Except as set forth in the preceding sentence, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

10.1     Stock Purchase Agreement by and between JKC Group Inc., JKC Group Alberta Ltd. and Zi Corporation, dated as of August 2, 2002 (incorporated herein by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 8, 2002).

10.2     Amendment No. 1 dated as of October 11, 2002, to the Stock Purchase Agreement dated as of August 2, 2002 among JKC Group, Inc., JKC Group Alberta Ltd. and Zi Corporation (incorporated herein by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 11, 2002).

10.3    Waiver dated as of November 7, 2002, relating to the Stock Purchase Agreement dated as of August2, 2002 among JKC Group, Inc., JKC Group Alberta Ltd. and Zi Corporation (filed herewith)

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2002	Zi Corporation
By: /s/ Michael Lobsinger Name: Michael Lobsinger Title: Chairman and CEO

INDEX TO EXHIBITS

10.1     Stock Purchase Agreement by and between JKC Group Inc., JKC Group Alberta Ltd. and Zi Corporation, dated as of August 2, 2002 (incorporated herein by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 8, 2002).

10.2     Amendment No. 1 dated as of October 11, 2002, to the Stock Purchase Agreement dated as of August 2, 2002 among JKC Group, Inc., JKC Group Alberta Ltd. and Zi Corporation (incorporated herein by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 11, 2002).

10.3    Waiver, dated as of November 7, 2002, to the Stock Purchase Agreement dated as of August 2, 2002 among JKC Group, Inc., JKC Group Alberta Ltd. and Zi Corporation (filed herewith)